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09056184

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

Mail Processing Section

MAR 0 2 2009

Washington, DC

SEC FILE NUMBER

8- **53701**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SGC Securities, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

107 Forrest Avenue, Suite 11
                    (No. and Street)

Narberth   **PA**   **19072**
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kimbrough   **(610) 660-0400**
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
            (Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)


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OATH OR AFFIRMATION

I, __**Richard Kimbrough**__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__**SGC Securities, LP**__ , as

of __**December 31**__ ,__**2008**__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

C C O
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SGC SECURITIES, LP
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Partners
SGC Securities, LP

We have audited the accompanying balance sheet of SGC Securities, LP, as of December 31, 2008 and the related statements of operations, changes in partner's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SGC Securities, LP as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SGC SECURITIES, LP
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	34,015
Prepaid expenses		10,877
Due from partner		40,000
Total Assets	$	84,892

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES		
Accounts payable	$	10,715
Due to related company		7,122
Total Liabilities		17,837
PARTNERS' EQUITY		67,055
Total Liabilities and Partners' Equity	$	84,892

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUES	
Commissions	$ 441,064
Total revenues	441,064
GENERAL AND ADMINISTRATIVE EXPENSES	
Compensation and benefits	236,798
Occupancy	3,124
Communications	826
Other operating expenses	48,124
Total expenses	288,872
NET INCOME	$ 152,192

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 152,192
Adjustments to reconcile net income to net cash provided by operations:	
Increase in accounts payable	9,146
Increase in prepaid expenses	(6,786)
NET CASH PROVIDED BY OPERATING ACTIVITIES	154,552
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	10,000
Capital withdrawals	(215,276)
Increase in due to Parent	4,453
NET CASH USED BY FINANCING ACTIVITIES	(200,823)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(46,271)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	80,286
End of year	$ 34,015

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2008

	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2007	$ 411,054	$ (290,915)	$ 120,139
Net income		152,192	152,192
Capital contributions	10,000		10,000
Capital withdrawals		(215,276)	(215,276)
Balance, December 31, 2008	$ 421,054	$ (363,999)	$ 67,055

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer originally organized as a corporation, Herenton Capital Partners, Inc., ("HCP") under the laws of the state of Delaware in October 2001. Effective April 2005, the stock of HCP was acquired by SGC Securities, LP ("the Company"), and the HCP corporate entity was liquidated before June 30, 2005 so that its assets and liabilities became those of the Company. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's principal business is brokerage of variable life insurance products.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank balances at high credit institutions. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a partnership for tax reporting purposes. Therefore, income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $16,178, which was $11,178 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.10 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

Effective January 2008, the Company has an expense sharing agreement with a related company. Under the agreement, rent and other employment and administrative expenses incurred by the related company are allocated monthly to the Company based on the percentage of time spent by officers and employees on the Company's business.

During the year ended December 31, 2008, the Company paid approximately $16,000 to the related company under the agreement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D — DUE FROM PARTNER

The loan to a partner does not bear interest and is due on demand.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SGC SECURITIES, LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total partners' equity	$ 67,055
Less nonallowable assets:	
Prepaid expenses	(10,877)
Due from partner	(40,000)
	(50,877)
Net capital before haircuts and fidelity bond	16,178
Less haircuts	-
Net capital	16,178
Minimum net capital required	5,000
Excess net capital	$ 11,178
Aggregate indebtedness	$ 17,837
Net capital based on aggregate indebtedness	$ 1,189
Ratio of aggregate indebtedness to net capital	1.10 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital in Part IIA of Form X-17A-5 and net
capital as computed above.

SGC SECURITIES, LP

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2008

The Company had no liabilities subordinated to claims of general creditors.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Partners
SGC Securities, LPC

In planning and performing our audit of the financial statements of SGC Securities, LP, for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by SGC Securities, LP, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance to management.

Page 3

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 20, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC